cbdMD, Inc.

2101 Westinghouse Blvd., Suite A

Charlotte, NC

28273

March 22, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	cbdMD, Inc. Registration Statement on Form S-1 File No. 333-277124

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, cbdMD, Inc. is hereby requesting that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. on Tuesday, March 26, 2024, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact either Brian Pearlman or Brian Bernstein, our legal counsel, at (954) 880-9484.

Very truly yours, /s/ T. Ronan Kennedy T. Ronan Kennedy Interim Chief Executive Officer

cc:

Brian A. Pearlman, Esq.

Brian S. Bernstein, Esq.